Filed by Mariner Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Mariner Energy, Inc.
Commission File Number: 001-32747
This material is not a substitute for the registration statement filed with the Securities and Exchange Commission in connection with the transaction, or the definitive proxy statement/prospectus-information statement mailed to stockholders. Investors are urged to read the definitive proxy statement/prospectus-information statement because it contains important information, including detailed risk factors. The definitive proxy statement/prospectus-information statement and other documents filed by Forest Oil Corporation (“Forest”) and Mariner Energy, Inc. (“Mariner”) with the Securities and Exchange Commission are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request to Mariner Energy, Inc., One BriarLake Plaza, Suite 2000, 2000 West Sam Houston Parkway South, Houston, TX 77042, Attention: Investor Relations.
Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in the definitive proxy statement/prospectus-information statement.
THIS FILING CONTAINS SLIDES USED IN PRESENTATIONS BY MARINER ON FEBRUARY 21, 22, 23 AND 24, 2006.

Investor Roadshow February 2006

Company Snapshot Mariner is an independent oil and gas E&P company with operations diversified among three core areas: GOM Shelf, GOM Deepwater and West Texas On September 12, 2005, Mariner announced an agreement with Forest Oil to merge with Forest's Gulf of Mexico operations 644 Bcfe pro forma proved reserves as of 1/1/06; 68% gas Excluding Forest GOM, 2003 thru 2005E 3-year reserve replacement was 280% achieved at a 3-year weighted average F&D cost of $1.70/Mcfe Pro forma entity has approximately 500,000 net undeveloped acres Large, diverse prospect inventory and access to over 6,600 blocks of recent vintage 3-D seismic data Executing on its growth strategy Efficiently increased proved reserves from 202 Bcfe in 2001 to 644 Bcfe pro forma 2005 Reshaped asset base to a more diversified, balanced portfolio Focused on capital and operating efficiencies to achieve superior returns 1. Does not include Forest GOM.

Investment Highlights Balanced and Focused Asset Portfolio Efficient Reserve Replacement Forest GOM Merger Transaction Experienced Management Team Extensive Development Inventory Significant Exploration Potential Competitive Cost Structure Creates a leading Gulf of Mexico focused independent with shelf, deep shelf and deepwater assets and opportunities Balanced exposure to stable West Texas cash flow and long lived reserves, GOM shelf growth opportunities and high impact deepwater prospects Approximately 500,000 net undeveloped acres Access to recent vintage 3-D seismic on over 6,600 blocks Extensive prospects in inventory across portfolio Successful exploration track record Substantial inventory of high impact projects in various stages of development Average of over 25 years of industry experience Strong technical staff 3-year average reserve replacement of over 280% (1) 3-year average F&D of $1.70 (1) Leading F&D and LOE costs versus peers Applying best practices across expanded portfolio 1. Does not include Forest GOM.

Mariner Management Team VP General Counsel Teresa Bushman (20 years) COO Dalton Polasek (30 years) Chairman CEO Scott Josey (25 years) VP Corporate Development Jesus Melendrez (25 years) VP CFO Rick Lester (31 years) VP CXO Mike van den Bold (19 years) VP Shelf & Onshore Judd Hansen (27 years) VP Deepwater Cory Loegering (28 years)

Mariner - Forest GOM Strategic Benefit Mariner Contribution Management Deepwater, shelf, West Texas assets Exploration track record Prospect inventory Forest Contribution Development expertise / personnel Underexploited shelf assets Identified exploitation opportunities Cash flow Dynamic GOM player with scale and expertise to effectively compete in the shelf, deep shelf, and deepwater Strong cash flow Modest debt level Shareholders benefit from the diversity and upside potential intrinsic in these complementary asset bases Blend of exploration and exploitation opportunities 42% Equity Ownership 58% Equity Ownership

Summary Terms of Merger

Terms of Merger

- **Form of Transaction:**
  - Reverse Morris Trust tax free spin-off of Forest's GOM assets (SpinCo) which will then be merged into Mariner
- **Accounting Treatment:**
  - Mariner will be the acquirer for accounting purposes and will write-up the GOM assets to fair value
- **Pro Forma Ownership:**
  - 58% Forest shareholders
  - 42% Mariner shareholders
- **Management / Board Composition:**
  - Mariner management remains
  - Board consists of seven members, including five current Mariner board members and two new independent members to be mutually agreed upon by Forest and Mariner
- **Mariner Shareholder Vote: March 2, 2006**
- **Expected Close: March 2, 2006**

Pro Forma Structure



Mariner Shareholders
Forest Shareholders
42%
58%
100%
Mariner
Forest
100%
100%
Mariner Assets
SpinCo
Forest RemainCo

- Mariner shares exchanged directly with Forest shareholders
- Mariner's shareholder base will immediately increase from ~350 to over 2,500
- Company will be listed on New York Stock Exchange under the ticker "ME"

6

Timeline Through NYSE Listing Approximate Timing Key Milestones February 10 Proxy mailed to Mariner's shareholders S-1 declared effective February 21 Mariner, Forest RemainCo and Forest cum-SpinCo begin trading "When-Issued" on NYSE Record Date for SpinCo February 21 ? 24 Roadshow March 2 Shareholder vote (8:30 am CST) Distribution date Merger closing March 3 Mariner and Forest RemainCo trade in regular way market February 2006 February 2006 February 2006 February 2006 February 2006 February 2006 February 2006 S M T W T F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 March 2006 March 2006 March 2006 March 2006 March 2006 March 2006 March 2006 S M T W T F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31

Pro Forma Combined Company Deep water GOM GOM Shelf West Texas Sacramento Basin East 0.22 0.59 0.19 0.16 Deep water GOM GOM Shelf West Texas Sacramento Basin East 0.05 0.95 0 0.16 Oil Gas Onshore Sacramento Basin East 0.29 0.71 0.55 0.16 Oil Gas Onshore Sacramento Basin East 0.36 0.64 0.55 0.16 Deep water GOM GOM Shelf West Texas Sacramento Basin East 0.44 0.13 0.43 0.16 Pro Forma Proved Reserve Summary as of December 31, 2005 (1) Mariner Standalone Pro Forma 288.7 MMcfe/d Mariner Standalone Pro Forma 643.7 Bcfe 68% Gas 60% Proved Developed YTD 9/30/05 Production Summary (1) 82.5 MMcfe/d 337.6 Bcfe 62% Gas 40% Proved Developed 11.2 R/P Oil Gas Onshore Sacramento Basin East 0.26 0.74 0.55 0.16 SpinCo Standalone SpinCo Standalone 306.1 Bcfe 76% Gas 75% Proved Developed 206.2 MMcfe/d 4.1 R/P 6.1 R/P ___________________________ Production and reserves per S-1 dated February 10, 2006. Pro forma full year 2005 average daily production was approximately 260 MMcfe/d. Regional break-out and proved developed percentages based on reserves as of 12/31/04 pro forma for Bass Lite. (2) (2) (2)

Creates a broad opportunity set in shelf, deep shelf and deepwater (470,000+ net undeveloped acres) Provides exposure to high impact ultra deep shelf and sub-salt opportunities Synergies achieved through operating efficiencies Pro Forma Combined Company - GOM Assets

Peer Group Comparison ___________________________ 1. Mariner Energy based on year-end 2005; W&T pro forma for KMG acquisition; all else based on year-end 2004 pro forma for announced acquisitions and divestitures. 2. Mariner production per S-1 dated February 10, 2006. Pro forma full year 2005 average daily production was approximately 260 MMcfe/d. 3. EV based on stock price as of 2/17/06 and balance sheet data as of 3Q05 pro forma for any subsequent transactions. Series 1 CPE 191.108 REM 278 BDE 323 ME 337.568 EPL 399 ME PF 643.674 SGY 670 WTI 830 THX 897.9 Series 1 CPE 59.5 BDE 64.1 ME 83 REM 97 EPL 144.7 SGY 252 ME PF 289 THX 323 WTI 440.6 Proved Reserves (1) YTD 9/30/05 Daily Production (2) 2005 EV/Proved Reserves (3) 2005 EV/YTD Daily Production (3) Series 1 SGY 2.51 THX 2.55 CPE 2.75 EPL 2.81 BDE 3.3 REM 4.22 WTI 4.48 Series 1 SGY 6672 THX 7080 EPL 7759 WTI 8440 CPE 8839 REM 12064 BDE 16625 Mean: $3.23 Mean: $9,640 ME Standalone ME Standalone ME PF ME PF

Mariner Evolution 1996 ? 137 Bcfe of reserves purchased by Enron from Hardy Oil as an investment focused on deepwater plays in the Gulf of Mexico 2001 ? Scott Josey appointed as Chairman (August '01) and CEO (October '02) ? Enron bankruptcy filing (December '01) ? Management restructured the business resulting in the sale of 111 Bcfe of reserves and a significant reduction of staff ? Management focused on increasing efficiency, moderating risk and balancing the portfolio 2004 ? Merger of parent company with affiliate of Carlyle Riverstone Global Energy and Power Fund II LLC and ACON Investments LLC ? Enron no longer owns or controls Mariner 2005 ? Mariner completed an offering of 31.5 million common shares via a 144A private placement (March '05) ? Mariner and Forest agreed to and announced the merger (September '05) Upon closing of the merger, all shares of Mariner will be registered and traded on the New York Stock Exchange under the ticker "ME"

Mariner Strategy Generate high-quality prospects, while targeting a moderate risk profile overall Balance exposure to development, exploitation and exploration opportunities Extensive use of recent vintage 3-D seismic with access to over 6,600 blocks Leverage our deepwater operating expertise to develop and explore for reserves that are below the threshold of the majors Pursue opportunistic acquisitions that provide acceptable risk-adjusted rates of return and have significant potential for further reserve additions through development and exploitation activities Leading to: Balanced portfolio Moderate risk profile Consistent and efficient use of capital Track record of high reserve replacement with low finding and development costs

Summary Operating Results Proved Reserves Daily Production 2002 2003 2004 2005E 1.71 1.48 1.77 1.7 Rolling 3-year F&D 2002 2003 2004 2005E 1.96 2.18 1.72 2.8 100 Rolling 3-year Reserve Replacement 2002 2003 2004 2005E PF Combined Operations 202 206 238 337.568 Sold 0 0 0 306.106 Forest GOM (306 Bcfe) (2) (2) ___________________________ Note: Data sourced from Mariner public filings. 1. Mariner production per S-1 dated February 10, 2006. Pro forma full year 2005 average daily production was approximately 260 MMcfe/d. 2. Does not include Forest GOM assets. 2002 2003 2004 YTD 9/30/05 PF Combined Operations 109 91 103 83 Sold 0 0 0 206 Forest GOM (206 MMcfe/d) (1)

Series 1 REM 0.62 THX 0.62 WTI 0.77 ME 0.87 CPE 0.89 SGY 0.93 EPL 1.02 BDE 1.03 Series 1 CPE 0 WTI 1.41 ME 2005 1.7 ME 2004 1.77 BDE 1.84 EPL 2.1 THX 2.16 REM 2.39 SGY 2.96 Efficient Operations Rolling 3-year Reserve Replacement (1) Rolling 3-year F&D (1) Rolling 3-year Production Costs ($/Mcfe) (1) ___________________________ 1. Per John S. Herold; year-end 2004 except from Mariner which is derived from SEC filings. 2. Does not include Forest GOM. Series 1 CPE 0 SGY 1.22 REM 1.62 ME 2004 1.72 THX 1.74 EPL 1.81 WTI 2.04 BDE 2.7 ME 2005 2.8 (2) (2) (2)

Mariner Gulf of Mexico Asset Base

Exploration Track Record

Gulf of Mexico Lease Expirations 2006-07 Expirations: 2,411 2008-09 Expirations: 1,473 Significant opportunity exists in the Gulf of Mexico as leases expire and become available for operators like Mariner to pursue

Deepwater Operations Expertise Deepwater Operations Expertise

Impact Project - Project Swordfish INFIELD UMBILICAL UMBILICAL VK 961 #1 4617' WD VK 917 #1 4310' WD 6" PIPE-IN-PIPE OIL FLOWLINE 6" GAS FLOWLINE NEPTUNE SPAR VK 826 1930' WD

Mariner Gulf of Mexico Asset Base - Impact Projects Daniel Boone • Discovered in 2003 • Operator: W&T Offshore King Kong/Yosemite • Discovered in 2000 • 1st Production: 1Q02 • 2 Exploitation Offsets • Operator: Mariner/ENI Bass Lite • Discovered in 2001 • POD Signed • Operator: Mariner Rigel • Discovered in 2003 • 1st Production: Est. 2Q06 • Operator: Dominion LaSalle/Nansen • Discovered in 2001 • SSTB to Nansen • Operator: Kerr-McGee Pluto • Redrilled in 1Q05 • SSTB to SP89 • 1st Production: Est. 2Q06 • Operator: Mariner

West Texas Operations West Texas operations provide stable cash flow and long lived reserves Proved Reserves: 115 Bcfe; 45% increase from 2001 to 2004 Net production: 13.8 MMcfe/d; 263% increase from 2001 to 2004 Producing Wells: 486; 500% increase from 2001 to 2005 Acreage: 33,308; 177% increase from 2001 to 2005 West Texas contains a large inventory of infill drilling opportunities • 62,209 Gross Acres • 33,308 Net Acres • Primarily Dev. Drilling

Aldwell Unit Surrounded by production on all sides Mariner has infill drilled more than 160 wells from 3Q02 thru 3Q05 with a 100% success rate Mariner achieves economies of scale Turnkey contracts Simultaneous drilling / completion of multiple wells Field-wide cost reductions Improved oil and gas processing and marketing contracts Volume discounts on service and supply costs supply costs supply costs supply costs supply costs supply costs supply costs supply costs supply costs supply costs supply costs supply costs supply costs supply costs

West Texas Operations Series 1 2001 12045 2002 12045 2003 12045 2004 14226 2005E 33308 Net Acreage Position Proved Reserves Net Production Producing Well Locations Series 1 2001 47 2002 65 2003 90 2004 115 Series 1 2001 3.8 2002 4.4 2003 9.6 2004 13.8 2001 2002 2003 2004 2005 PDP 81 88 120 185 486 (1) (2) (2) __________________________ Includes 2005 West Texas acquisitions. Not pro forma for West Texas acquisitions. (1)

Financial Overview

2001 2003 2004 PF 9/30/05 1.25 0 0.48 0.55 2001 2002 2003 2004 200 114 100 177 Summary Historical Performance 2002 2003 2004 60.3 103.5 156.2 EBITDA CAPEX Cash Provided by Operating Activities Debt / Mcfe $0.00 (2) __________________________ Does not include Forest GOM. Mariner's portion of bank debt adjusted to reflect 12/31/05 balance of $152 million, per S-4 filing. (1) (1) 2002 2003 2004 2004 PF Combined Operations 106 83 149 148.9 Sold 0 0 0 185.5 Forest GOM ($186MM)

Pro Forma Capitalization Pro Forma 9/30/05 Capitalization __________________________ Mariner's portion of bank debt adjusted to reflect 12/31/05 balance of $152 million; $200 million Forest contributed; per S-4 filing. Mariner production per S-1 dated February 10, 2006. Pro forma full year 2005 average daily production was approximately 260 MMcfe/d.

Investment Highlights Balanced and Focused Asset Portfolio Efficient Reserve Replacement Forest GOM Merger Transaction Experienced Management Team Extensive Development Inventory Significant Exploration Potential Competitive Cost Structure Creates a leading Gulf of Mexico focused independent with shelf, deep shelf and deepwater assets and opportunities Balanced exposure to stable West Texas cash flow and long lived reserves, GOM shelf growth opportunities and high impact deepwater prospects Approximately 500,000 net undeveloped acres Access to recent vintage 3-D seismic on over 6,600 blocks Extensive prospects in inventory across portfolio Successful exploration track record Substantial inventory of high impact projects in various stages of development Average of over 25 years of industry experience Strong technical staff 3-year average reserve replacement of over 280% (1) 3-year average F&D of $1.70 (1) Leading F&D and LOE costs versus peers Applying best practices across expanded portfolio 1. Does not include Forest GOM.

Appendices

Experienced Management Chairman since August 2001 and CEO since October 2002 Over 25 years of operations, finance and management in the energy industry 1982 - 93 Texas Oil and Gas Corp.; 1993 - 95 & 2000 - 02 Enron; 1995 - 00 Sagestone Capital Scott D. Josey Chairman, President and CEO Dalton F. Polasek, Jr. Chief Operating Officer Joined Mariner in October 2001 Over 30 years of experience in the oil and gas industry spanning reservoir engineering, engineering management, planning and business development 1975 - 83 Amoco; 1983 - 91 Mark Prod. Co.; 1991 - 94 General Atlantic; 1994 - 96 SMR Energy; 1996 - 01 Basin Exploration Rick G. Lester Vice President and CFO Joined Mariner in October 2004 Over 31 years of industry experience and is a Certified Public Accountant Previously EVP and CFO of Contour Energy Company and VP and CFO of Domain Energy and its Tenneco Ventures predecessor Mike van den Bold Vice President and Chief Exploration Officer Joined Mariner in July 2000 and appointed to Vice President in October 2001 Over 19 years of experience in the oil and gas industry spanning exploration and development geoscience Began has career with British Petroleum and is a Certified Petroleum Geologist

Experienced Management Cory L. Loegering Vice President of Deepwater Joined Mariner in 1990 Previously held positions including VP of Petroleum Engineering and Director of Deepwater Development 1982 - 89 Tenneco; 1977 began with Conoco Jesus G. Melendez Vice President of Corporate Development Joined Mariner in July 2003 Over 25 years experience in the oil and gas industry spanning corporate development, finance and engineering 1980 - 92 Exxon; 1992 - 97 & 2000 - 03 Enron; 1997 - 00 TXU Teresa G. Bushman Vice President and General Counsel Joined Mariner in June 2003 Previously employed by Enron most recently as Assistant General Counsel representing the Energy Capital Resources group Prior to Enron, Ms. Bushman was a partner with Jackson Walker, LLP in Houston Judd A. Hansen Vice President of Shelf and Onshore Joined Mariner in February 2002 Over 27 years of experience in conducting operations in the oil and gas industry 1978 - 83 Shell; 1983 - 86 Mark Prod. Co.; 1986 - 91 Ladd Petroleum; 1991 - 97 Greenhill Petroleum; 1997 - 01 Basin Exploration

Summary Terms of Merger Step 1: Step 2:

Overview of Merger Structure Status Quo: Ownership Structure Step One: The Contribution and the Spin-Off Step Two: The Merger Pro Forma Structure Forest Energy Resources Forest Shareholders Forest 100% 100% MEI Sub Mariner Shareholders Mariner 100% 100% Forest Shareholders Forest Energy Resources Forest Assets Forest Energy Resources Stock Forest Shareholders Mariner Shareholders Mariner MEI Sub Forest Energy Resources Mariner Stock Merges into Mariner Shareholders Forest Shareholders Forest Mariner Mariner Energy Resources, Inc. 100% 58% 42% 100%

Risk Management Hedge Schedule 2006 & 2007

EBITDA Reconciliation EBITDA Reconciliation